Exhibit 99.1

China Xiniya Fashion Limited Reports Second Quarter 2012 Earnings

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—August 14, 2012—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the second quarter of 2012. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Second Quarter 2012 Highlights

•	Revenue in the second quarter of 2012 increased by 24.9% to RMB220.9 million, as compared to RMB176.9 million in the second quarter of 2011, which exceeded the prior guidance of 19%-21%.

•	Gross margin was 33.0% in the second quarter of 2012 as compared to 32.4% in the second quarter of 2011.

•	Profit before taxation in the second quarter of 2012 declined by 39.1% to RMB28.3 million as compared to RMB46.5 million in the second quarter of 2011.

•	Net profit in the second quarter of 2012 declined by 42.9% to RMB20.2 million as compared to RMB35.4 million in the second quarter of 2011.

•	Earnings per ADS were $0.06 in the second quarter of 2012 as compared to $0.09 per ADS in the second quarter of 2011, and exceeded prior guidance of $0.03-$0.04 per ADS.

•

Xiniya’s network of authorized retailers had a net addition of 43 new retail outlets in the second quarter of 2012, consisting of 60 new retail outlets opened and 17 retail outlets closed, bringing the total number of authorized retail outlets to 1,659 as of June 30, 2012.

•

As of June 30, 2012, the Company, Mr. Qiming Xu—Xiniya’s Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng—Xiniya’s Chief Financial Officer, have purchased, through the public market pursuant to a written plan, an aggregate of $1,080,161, $120,021 and $30,003 worth of ADSs, respectively, or 570,723, 63,435 and 15,870 ADSs, all at an average price of $1.89, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Recent developments

•

The Company announced its agreement to grant an exclusive license to Guangzhou Shuochen Clothing Development Co., Ltd. to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions, in China, with effect from August 1, 2012 to November 30, 2018.

•

The Company began organizing a series of training courses for distributors and authorized retailers to further strengthen retail outlet management. Xiniya believes that this will further enhance the profitability and performance of the retail network as Xiniya continues to expand the overall retail floor space and refurbish its existing retail outlets throughout the second half of 2012. With an improved store image and product displays, Xiniya hopes to attract more consumers to its refurbished retail outlets.

•

The Company announced a change in Chief Designer from Mr. Qiwen Yang to Mr. Tiande Liao. Mr. Tiande Liao, age 32, has been with Xiniya since May 2007 and will assume the responsibilities of Chief Designer from September 2012 onwards. Mr. Tiande Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. Mr. Yang will resign from Xiniya effective September 2012 to pursue personal interests. Xiniya would like to thank Mr. Yang for his many years of service and wishes him all the best in his future endeavors.

Guidance

•	Revenue in RMB for the third quarter of 2012 is expected to increase by 8%-11%.

•	Earnings per ADS in the third quarter of 2012 are expected to be in the range of $0.09 -$0.11.

•	Net additions of retail outlets for 2012 are expected to be more than 100.

“Driven by our continued revenue and store growth, our second quarter financial and operational performance came in ahead of guidance,” said Mr. Qiming Xu, Chairman and Chief Executive Officer. “Throughout the second quarter, we invested heavily in our future growth through a series of initiatives and our licensing transaction. To support future outlet expansion and the implementation of our ERP system, we increased the administrative head count at our headquarters in Xiamen and renewed our successful advertising campaigns on various CCTV channels in support of our brand equity and new collections. We are particularly pleased with the licensing agreement with Guangzhou Shuochen Clothing Development Co., Ltd which will aid in increasing our retail network and brand recognition over the long term. These initiatives will require time to bear fruit, but will provide us with additional avenues of growth as we look forward to the second half of 2012.”

Second Quarter 2012 Results

Revenue for the second quarter of 2012 was RMB220.9 million, compared with revenue of RMB176.9 million for the second quarter of 2011, which represents a 24.9% increase. The Company delivered approximately 1.5 million units during the second quarter of 2012, which is similar to the number of units delivered during the same period last year. The total retail outlet count as of June 30, 2012 was 1,659. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2011	As of June 30, 2012
Company-operated flagship stores	2	2
Managed by distributors	96	111
Distributor-operated flagship stores	3	3
Managed by department store chains	317	180
Managed by authorized retailers	1,189	1,363

Total outlet count	1,607	1,659

Although total outlet count increased by 52 units since December 31, 2011, the number of outlets managed by department store chains decreased by 137 units. The majority of the closed department store chain managed outlets was mainly due to a change in the business model used by certain regional department store chain operators. In an effort to streamline their business, certain regional department store chain operators have shifted their business model focus from retailing directly to customers to leasing department store concession areas to other retailers. While the Company will see a short term reduction in orders as a result of this shift, it is not expected to have any impact on Xiniya’s gross margin or long-term growth as the department store chain managed outlets are expected to be replaced by authorized retailers.

Gross profit increased to RMB72.9 million in the second quarter of 2012 from RMB57.3 million in the second quarter of 2011. Gross margin was 33.0% in the second quarter of 2012 as compared with 32.4% in the second quarter of 2011. The year-over-year increase in gross margin was mainly due to the effects of Xiniya’s economies of scale and diverse product mix.

Interest and other income was RMB4.4 million in the second quarter of 2012 as compared to RMB7.3 million in the second quarter of 2011. The decrease was mainly due to an exchange gain of RMB2.9 million in the second quarter of 2011.

Selling and distribution expenses in the second quarter of 2012 increased to RMB40.3 million from RMB13.3 million in the second quarter of 2011 due to increases in rack expenses for authorized retail outlets of RMB22.3 million, sales fair expenses of RMB2.0 million, flagship store expenses of RMB0.9 million, and advertising and promotional expenses of RMB1.8 million. Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop racks for authorized retail outlets opened or refurbished on or after July 2011. For the first six months of 2012, the Company has paid for shop racks for 83 new retail outlets and refurbished 104 retail outlets, including expanding floor space for 10 retail outlets. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help to attract consumers into the retail stores, help to improve presentation of our apparel products to consumers and, eventually, enhance retail outlet sales. These expenses were approximately RMB22.3 million, or 10.1% of revenue, in the second quarter of 2012. Sales fair expenses were RMB2.8 million in the second quarter of 2012, arising mainly from the sales fair in Chengdu, Sichuan Province in April 2012. Flagship store expenses were RMB0.9 million in the second quarter of 2012, arising mainly from the new flagship store opened in Quanzhou, Fujian Province in November 2011. Advertising and promotional expenses were RMB12.6 million in the second quarter of 2012, arising mainly from an advertising campaign on Channel 12 of China Central Television.

Administrative expenses rose to RMB8.7 million in the second quarter of 2012 from RMB4.8 million in the second quarter of 2011, due to an increase in the number of administrative staff and incremental salary increases associated with the addition of Xiniya’s new Xiamen corporate headquarters in October 2011 to support further growth, and an exchange loss of RMB2.2 million.

Profit before taxation was RMB28.3 million in the second quarter of 2012, compared with RMB46.5 million in the second quarter of 2011.

Income tax expense in the second quarter of 2012 was RMB8.1 million, compared with RMB11.1 million in the second quarter of 2011.

Profit after taxation for the second quarter of 2012 was RMB20.2 million, compared with RMB35.4 million in the second quarter of 2011. Earnings per ADS were $0.06 in the second quarter of 2012, compared to $0.09 per ADS in the second quarter of 2011.

Financial Position

As of June 30, 2012, the Company had cash and cash equivalents of RMB1.0 billion, and time deposits held at banks with maturity over three months of RMB120.0 million.

As of June 30, 2012, the Company had trade receivables of RMB143.6 million, arising entirely from sales during the second quarter of 2012. Trade receivables outstanding as of March 31, 2012 have been fully collected as of June 30, 2012.

Inventory as of June 30, 2012 was mainly related to finished goods produced from orders placed during the April 2012 sales fair, which were delivered in July 2012.

Other receivables and prepayments and other payables and accruals at June 30, 2012 increased compared to balances at December 31, 2011, primarily due to prepayments to suppliers amounting to RMB181.6 million, which prepayments were funded primarily by deposits and prepayments amounting to RMB132.2 million collected from distributors for April 2012 sales fair orders. These prepayments to suppliers are for goods to be delivered during the second half of 2012.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on August 15, 2012 (8 p.m. Beijing time on the same day).

The dial-in details for the live conference call are as follows:

•	Participant Dial-In (Toll Free USA): 1-866-519-4004

•	International Dial In: 1-718-354-1231

•	China Domestic Mobile: 400-620-8038

•	China Domestic: 800-819-0121

•	Hong Kong Toll Free: 8009-30346

Conference ID: XNY

A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.

A telephone replay of the call will be available 2 hours after the end of the conference through August 22, 2012 at 11:59 p.m. EDT.

The dial-in details for the replay are as follows:

U.S. Toll Free Number: 1-866-214-5335

International dial-in number: 1-718-354-1232

Conference ID: 19825802

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.353 on June 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended June 30			Six months ended June 30
	2011 RMB	2012 RMB	2012 USD	2011 RMB	2012 RMB	2012 USD

Revenue	176,876	220,929	34,776	336,187	433,268	68,199
Cost of sales	(119,565)	(147,992)	(23,295)	(225,282)	(288,022)	(45,336)

Gross profit	57,311	72,937	11,481	110,905	145,246	22,863

Interest and other income	7,259	4,364	687	9,178	9,414	1,482
Selling and distribution expenses	(13,263)	(40,266)	(6,338)	(22,411)	(51,418)	(8,094)
Administrative expenses	(4,804)	(8,747)	(1,377)	(8,299)	(17,073)	(2,688)

Profit before taxation	46,503	28,288	4,453	89,373	86,169	13,563
Income tax expense	(11,096)	(8,056)	(1,268)	(21,893)	(22,708)	(3,574)

Profit for the period	35,407	20,232	3,185	67,480	63,461	9,989

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(6,170)	2,203	346	(10,230)	1,687	266

Total comprehensive income for the period	29,237	22,435	3,531	57,250	65,148	10,255

Earnings per share—basic and diluted (in RMB)	0.15	0.09	—	0.29	0.28	—
Earnings per ADS—basic and diluted (in USD)	0.09	—	0.06	0.18	—	0.17

Weighted average shares outstanding in the period (‘000)	232,000	230,030	230,030	232,000	230,395	230,395
Weighted average ADS outstanding in the period (‘000)	58,000	57,508	57,508	58,000	57,599	57,599

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of June 30,
	2011	2012	2012
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	17,662	15,211	2,394
Deposit for land use right	8,854	8,854	1,394
Prepayments	674	—	—

Total non-current assets	27,190	24,065	3,788

Current assets
Cash and cash equivalents	1,031,930	1,019,890	160,537
Time deposits held at banks with maturity over three months	—	120,000	18,889
Trade receivables	335,152	143,585	22,601
Inventories	3,908	64,164	10,100
Other receivables and prepayments	93,152	213,141	33,549

Total current assets	1,464,142	1,560,780	245,676

Total assets	1,491,332	1,584,845	249,464

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	526,818	522,837	82,298
Statutory reserve	94,067	94,067	14,807
Foreign currency translation differences	(18,536)	(16,849)	(2,652)
Retained earnings	631,569	696,017	109,557

Total equity	1,233,995	1,296,149	204,022

Current liabilities
Trade payables	83,630	124,775	19,640
Other payables and accruals	136,199	155,865	24,534
Current income tax payable	37,508	8,056	1,268

Total current liabilities	257,337	288,696	45,442

Total equity and liabilities	1,491,332	1,584,845	249,464

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Six months ended June 30
	2011	2012	2012
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	89,373	86,169	13,563
Adjustments for:
Depreciation of property, plant and equipment	198	2,189	345
Loss on disposal of property, plant and equipment	—	230	36
Interest income	(5,624)	(8,858)	(1,394)
Foreign exchange (gains)/losses	(2,912)	1,771	279
Interest expense	959	—	—
Share-based compensation	421	987	155

Operating profit before working capital changes	82,415	82,488	12,984
Decrease in trade receivables	101,952	191,567	30,154
Increase in inventories	(18,342)	(60,256)	(9,485)
Increase in other receivables and prepayments	(160,266)	(119,634)	(18,831)
Increase in trade payables	2,211	41,145	6,476
Increase in other payables and accruals	109,450	19,666	3,096

Cash generated by operating activities	117,420	154,976	24,394
Interest paid	(935)	—	—
Income tax paid	(24,754)	(52,160)	(8,210)

Net cash generated by operating activities	91,731	102,816	16,184

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(151,000)	(120,000)	(18,889)
Proceeds from the disposal of property, plant and equipment	—	412	65
Acquisition of property, plant and equipment	(10,521)	(380)	(60)
Interest received	2,306	9,177	1,445

Net cash used in investing activities	(159,215)	(110,791)	(17,439)

Cash flows from financing activities:
Proceeds from short-term bank loans	165,000	—	—
Repayments of short-term bank loans	(150,000)	—	—
Time deposits pledged for short-term bank loans	(15,000)	—	—
Decrease in advance to and from director	(7,738)	—	—
Purchase of treasury shares	—	(3,981)	(627)

Net cash used in financing activities	(7,738)	(3,981)	(627)

Net decrease in cash and cash equivalents	(75,222)	(11,956)	(1,882)
Cash and cash equivalents at beginning of the period	862,797	1,031,930	162,432
Exchange losses on cash and cash equivalents	(7,318)	(84)	(13)

Cash and cash equivalents at end of the period	780,257	1,019,890	160,537